February 1, 2010

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Kevin L. Vaughn, Accounting Branch Chief

Re:	Varian Medical Systems, Inc.

Form 10-K for the Fiscal Year Ended October 2, 2009

Filed November 25, 2009

File No. 001-07598

Ladies and Gentlemen:

On behalf of Varian Medical Systems, Inc. (the “Company”), this letter responds to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing in a letter dated January 25, 2010. For your convenience, the response is keyed to the comments in the letter.

Form 10-K for the Fiscal Year Ended October 2, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Critical Accounting Estimates, page 58

– Goodwill and Intangible Assets, page 60

1.	In order to provide investors with greater insight into the probability of a future material impairment charge, please revise your disclosures here in future filings to disclose the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one:

•	Disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test;

•	Disclose the amount of goodwill allocated to the reporting unit;

•	Describe the methods and key assumptions used and how the key assumptions were determined;

•	Describe the degree of uncertainty associated with the key assumptions; and

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response to Comment 1.

The Company respectfully advises the Staff that, as of October 2, 2009, the Company had four reporting units with goodwill: Oncology Systems, X-ray Products, Security and Inspection Products (“SIP”) and Varian Particle Therapy. When the Company performed the annual goodwill impairment testing as of July 3, 2009, the fair values of these four reporting units exceeded their carrying values by 55% to 694%, which the Company considers to be a substantial margin. Because the fair values of these four reporting units were substantially in excess of their carrying values, the Company has not addressed in this response the last five bullet points in the Staff’s comment above.

The Company will, however, revise the Critical Accounting Estimates section in its future filings, beginning with the first quarter of fiscal year 2010 Quarterly Report on Form 10-Q (“Form 10-Q”), to state for the reporting units with goodwill that the fair values of those reporting units were substantially in excess of their carrying values in the most recent goodwill impairment test. The underlined text in the following paragraph is the disclosure the Company intends to include in its Form 10-Q following its discussion of the steps it follows to evaluate goodwill for impairment:

“In accordance with ASC 350, we evaluate goodwill for impairment at least annually or whenever an event occurs or circumstances changes that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit against its carrying amount, including the goodwill allocated to each reporting unit. We determine the fair value of our reporting units based on the present value of estimated future cash flows of the reporting units. If the carrying amount of the reporting unit is in excess of its fair value, step two requires the comparison of the implied fair value of the reporting unit’s goodwill against the carrying amount of the reporting unit’s goodwill. Any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill is recorded as an impairment loss. The impairment test for intangible assets with indefinite useful lives, if any, consists of a comparison of fair value to carrying value, with any excess of carrying value over fair value being recorded as an impairment loss. Based on the most recent annual goodwill impairment testing that we performed in the fourth quarter of fiscal year 2009 for each of our four reporting units with goodwill (Oncology Systems, X-ray Products, SIP and Varian Particle Therapy), the fair value of each such reporting unit was substantially in excess of its carrying value. We will continue to make assessments of impairment on an annual basis in the fourth quarter of our fiscal year or more frequently if indicators of potential impairment arise.”

If a future goodwill impairment testing shows that the fair value of any one of our reporting units is no longer substantially in excess of its carrying value, the Company will include information that is responsive to the bullet points noted in the Staff’s comment above in the Critical Accounting Estimates section of its periodic report for the period in which such goodwill impairment testing is performed and any subsequent periodic report in which the risk of failure remains.

Note 1. Summary of Significant Accounting Policies, page 88

– Revenue Recognition, page 92

2.	We note that you present deferred revenue and advance payments from customers within your consolidated balance sheet. Given the significance of these line items, please revise future filings to clearly describe how you present related deferred costs of revenues in your consolidated balance sheets. If you record both the deferred revenues and the deferred costs together in one line item on the balance sheet, revise future filings to clearly disclose the components of the net deferred balance.

Response to Comment 2.

The Company respectfully advises the Staff that “Advance payments from customers” represent down payments that the Company typically requires its customers to provide prior to transfer or risk of loss of ordered products or prior to performance under service contracts. As the ordered products have not been delivered and the service has not been rendered, there are no deferred costs associated with orders with customer advance payments. With respect to deferred revenues, the Company records the related deferred costs in “Inventories” in the Consolidated Balance Sheet. The Company does not record deferred revenues and the related deferred costs together in one line item on the Consolidated Balance Sheet.

The Company will revise its future filings, beginning with the Form 10-Q, to clearly describe how it presents deferred cost of revenues in its consolidated balance sheets. The underlined text in the following paragraph is the disclosure the Company intends to include in its Form 10-Q:

“Deferred revenue includes (i) the amount equal to the greater of the fair value of the installation services for hardware products or the amount of the payment that is contractually linked to acceptance and (ii) the entire sale price applicable to products shipped but for which installation and/or final acceptance have not been completed. Deferred costs associated with deferred revenues are included in “Inventories” in the Condensed Consolidated Balance Sheets.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (650) 424-6803 or Elisha.Finney@varian.com with any questions concerning these responses.

Very truly yours,

/s/ Elisha W. Finney
Elisha W. Finney
Senior Vice President, Finance and
Chief Financial Officer